

Mail Stop 3561

February 23, 2018

Via E-mail
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
3171 US Highway 9 North, Suite 324
Old Bridge, NJ 08857

      Re: **Dominion Minerals Corp.**
              Amended Form 10-12G
              Filed January 30, 2018
              File No. 000-52696
              Form 10-K for Fiscal Year Ended December 31, 2016
              File No. 000-52696

Dear Mr. Roca:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2017 letter.

General

1. Please file your Form 10-Q for the quarter ended on September 30, 2017.

Form 10-K for Fiscal Year Ended December 31, 2016

2. We note your response to comment 1 and reissue the comment. Please revise your Form 10-K as required for comments 1,3,5,6 and 9 issued on November 15, 2016. Additionally, please revise for comments 2, 3 and 4 issued on November 14, 2017.

Amended Form 10-12

Item 6. Executive Compensation

3. Please update your summary compensation table for the last completed fiscal year. Refer to Item 402 of Regulation S-K.

Exhibits

4. We reissue comment 5. It appears that your litigation funding agreement filed on February 14, 2017 contains numerous blanks. Additionally, it does not appear to include the amendment entered into on December 26, 2016. Please file the complete executed litigation funding agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining